1

Marex Group plc – Interim Financial Statements 2026

Condensed Consolidated
Financial Statements

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Income Statement	2
Unaudited Condensed Consolidated Statement of Comprehensive Income	3
Unaudited Condensed Consolidated Statement of Financial Position	4
Unaudited Condensed Consolidated Statement of the Changes in Equity	6
Unaudited Condensed Consolidated Statement of Cash Flows	8

Notes to the Condensed Consolidated Financial Statements

Basis of preparation & policies
General Information	10
Material Accounting Policy Information	10

2

Marex Group plc – Interim Financial Statements 2026

Unaudited Condensed Consolidated Income Statement
For the six months ended June 30

		June 30, 2026	June 30, 2025
	Notes	$m	$m
Commission and fee income		1,192.0	953.7
Commission and fee expense		(644.2)	(445.9)
Net commission income	3	547.8	507.8
Net trading income	3	727.1	362.4
Interest income		548.2	418.7
Interest expense		(477.6)	(330.7)
Net interest income		70.6	88.0
Net physical commodities income	3	42.6	9.2
Revenue	3	1,388.1	967.4
Expenses
Compensation and benefits		(824.9)	(597.6)
Depreciation and amortization		(23.1)	(16.5)
Other expenses		(229.5)	(157.5)
Total expenses		(1,077.5)	(771.6)
Provision for credit losses		(8.8)	(1.1)
Bargain purchase gain on acquisitions		–	3.6
Other income		6.2	3.3
Profit before tax from continuing operations		308.0	201.6
Tax	5	(75.8)	(52.4)
Profit after tax from continuing operations		232.2	149.2
Gain on sale of discontinued operations	9	35.5	–
Profit after tax		267.7	149.2

Attributable to:
Ordinary shareholders of the Group		262.0	142.6
Non-controlling interest		(0.3)	–
Other equity holders[1]		6.0	6.6

Earnings per share
From continuing operations
Basic ($ per share)	4	3.12	2.01
Diluted ($ per share)	4	2.97	1.91
Total Group
Basic ($ per share)	4	3.61	2.01
Diluted ($ per share)	4	3.43	1.91
1.Other equity holders relate to holders of AT1.
The notes on pages 10 to 36 form part of
the financial statements.

3

Marex Group plc – Interim Financial Statements 2026

Unaudited Condensed Consolidated Statement of Comprehensive Income
For the six months ended June 30

	June 30, 2026	June 30, 2025
	$m	$m
Profit after tax	267.7	149.2
Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Cash flow hedges
Fair value (loss)/gain arising on hedging instruments during the period	(41.1)	41.0
Deferred tax credit/(charge) on hedging instruments	10.4	(10.7)
Currency translation adjustments	(1.8)	4.4
Items that will not be recycled to profit or loss:
Change in fair value of financial liabilities designated at FVTPL due to own credit risk	(4.3)	(1.0)
Deferred tax credit on change in fair value of financial liabilities designated at FVTPL due to own credit risk	1.1	0.2
Fair value gain on investments in equity instruments designated at FVTOCI	1.2	4.8
Deferred tax charge on revaluation of investments	(0.3)	(1.2)
Other comprehensive (loss)/income, net of tax	(34.8)	37.5
Total comprehensive income	232.9	186.7
Attributable to:
Ordinary shareholders of the Group	227.2	180.1
Non-controlling interest	(0.3)	–
Other equity holders[1]	6.0	6.6
1.Other equity holders relate to holders of AT1.
The notes on pages 10 to 36 form part of
these financial statements.

4

Marex Group plc – Interim Financial Statements 2026

Unaudited Condensed Consolidated Statement of Financial Position
As at June 30 and December 31

Registration Number 05613060		June 30	December 31
		2026	2025
	Notes	$m	$m
			Restated[1]
Assets
Non-current assets
Goodwill		261.8	237.4
Intangible assets		92.5	98.0
Property, plant and equipment		36.6	34.0
Right of use asset		79.1	76.9
Investments		31.7	28.5
Trade and other receivables	13	63.9	50.2
Derivative instruments	12	6.5	19.6
Deferred tax		48.5	30.6
Treasury instruments (unpledged)		71.8	83.1
Treasury instruments (pledged as collateral)		829.0	319.9
Total non-current assets		1,521.4	978.2
Current assets
Corporate income tax receivable		27.6	27.6
Trade and other receivables	13	9,844.8	8,985.6
Inventory	10	534.8	483.7
Equity instruments (unpledged)		1,368.3	582.8
Equity instruments (pledged as collateral)		11,638.6	6,360.1
Derivative instruments	12	2,889.2	2,320.7
Stock borrowing		3,140.5	2,858.2
Treasury instruments (unpledged)		11.9	138.5
Treasury instruments (pledged) and assets held under agreements to sell (repledged)		4,238.6	3,496.8
Fixed income securities (unpledged)		16.6	33.7
Fixed income securities (pledged as collateral)		78.4	82.4
Reverse repurchase agreements		2,964.4	3,117.1
Cash and cash equivalents		3,851.0	2,881.2
Assets classified as held for sale	9	–	357.4
Total current assets		40,604.7	31,725.8
Total assets		42,126.1	32,704.0
The notes on pages 10 to 36 form part of
these financial statements.
1.During the period, the Group made a voluntary
change in accounting policy for regular way matched
principal transactions from trade to settlement date
accounting. Please refer to notes 2 and 21 for further
details and impact of the change on the Statement of
Financial Position.

5

Marex Group plc – Interim Financial Statements 2026

Unaudited Condensed Consolidated Statement of Financial Position continued
As at June 30 and December 31

Registration Number 05613060		June 30	December 31
		2026	2025
	Notes	$m	$m
			Restated[1]
Liabilities
Current liabilities
Repurchase agreements		4,062.9	4,148.9
Trade and other payables	14	12,865.2	10,985.3
Stock lending		10,119.0	5,496.7
Short securities		1,891.2	2,215.7
Short term borrowings		432.0	200.0
Lease liability		12.9	9.9
Derivative instruments	12	3,829.4	2,234.4
Corporate tax		23.0	8.5
Debt securities	11	4,092.5	3,394.3
Provisions		6.6	3.8
Liabilities related to assets classified as held for sale	9	–	294.8
Total current liabilities		37,334.7	28,992.3
Non-current liabilities
Lease liability		88.7	87.4
Derivative instruments	12	59.6	19.4
Debt securities	11	2,761.4	2,327.3
Deferred tax liability		12.9	14.0
Total non-current liabilities		2,922.6	2,448.1
Total liabilities		40,257.3	31,440.4
Total net assets		1,868.8	1,263.6
Equity
Share capital		0.1	0.1
Share premium		227.2	227.2
Retained earnings		1,203.0	982.0
Own shares		(57.3)	(58.5)
Other reserves		(2.7)	15.4
Total equity attributable to the ordinary shareholders of the Group		1,370.3	1,166.2
Non-controlling interest		(2.0)	(0.2)
Additional Tier 1 capital (AT1)		5.2	97.6
Hybrid perpetual instruments	16	495.3	–
Total equity		1,868.8	1,263.6
The notes on pages 10 to 36 form part of
these financial statements.
1.During the period, the Group made a voluntary
change in accounting policy for regular way matched
principal transactions from trade to settlement date
accounting. Please refer to notes 2 and 21 for further
details and impact of the change on the Statement of
Financial Position.

6

Marex Group plc – Interim Financial Statements 2026

Unaudited Condensed Consolidated Statement of the Changes in Equity
For the six months ended June 30

		Share capital	Share premium	Retained earnings	Own Shares	Other reserves	Equity attributable to the ordinary shareholders of the Group	Non- controlling interest	Additional Tier 1 capital (AT1)	Hybrid perpetual instruments	Total Equity
	Notes	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At January 1, 2025		0.1	202.6	722.4	(23.2)	(22.6)	879.3	–	97.6	–	976.9
Profit after tax for the period		–	–	142.6	–	–	142.6	–	6.6	–	149.2
Fair value gain on hedging instruments		–	–	–	–	41.0	41.0	–	–	–	41.0
Deferred tax on hedging instruments		–	–	–	–	(10.7)	(10.7)	–	–	–	(10.7)
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		–	–	–	–	(1.0)	(1.0)	–	–	–	(1.0)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk		–	–	–	–	0.2	0.2	–	–	–	0.2
Fair value gain on investments in equity instruments designated at FVTOCI		–	–	–	–	4.8	4.8	–	–	–	4.8
Deferred tax on revaluation of investments in equity instruments designated at FVTOCI		–	–	–	–	(1.2)	(1.2)	–	–	–	(1.2)
Currency translation adjustments		–	–	–	–	4.4	4.4	–	–	–	4.4
Total comprehensive income for the period		–	–	142.6	–	37.5	180.1	–	6.6	–	186.7
AT1 dividends paid	16	–	–	–	–	–	–	–	(6.6)	–	(6.6)
Ordinary dividends paid	6	–	–	(20.7)	–	–	(20.7)	–	–	–	(20.7)
Share premium		–	23.4	–	(23.4)	–	–	–	–	–	–
Repurchase of own shares		–	–	–	(44.3)	–	(44.3)	–	–	–	(44.3)
Share-based payments		–	–	16.5	–	–	16.5	–	–	–	16.5
Deferred tax on share based payments		–	–	–	–	(6.3)	(6.3)	–	–	–	(6.3)
Current tax on share based payments		–	–	–	–	9.0	9.0	–	–	–	9.0
Share settlement of share-based awards		–	–	(32.6)	32.6	–	–	–	–	–	–
At June 30, 2025		0.1	226.0	828.2	(58.3)	17.6	1,013.6	–	97.6	–	1,111.2

7

Marex Group plc – Interim Financial Statements 2026

Unaudited Condensed Consolidated Statement of the Changes in Equity continued
For the six months ended June 30

		Share capital	Share premium	Retained earnings	Own Shares	Other reserves	Equity attributable to the ordinary shareholders of the Group	Non- controlling interest	Additional Tier 1 capital (AT1)	Hybrid perpetual instruments	Total Equity
	Notes	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At January 1, 2026		0.1	227.2	982.0	(58.5)	15.4	1,166.2	(0.2)	97.6	–	1,263.6
Profit after tax for the period		–	–	262.0	–	–	262.0	(0.3)	6.0	–	267.7
Fair value loss on hedging instruments		–	–	–	–	(41.1)	(41.1)	–	–	–	(41.1)
Deferred tax on hedging instruments		–	–	–	–	10.4	10.4	–	–	–	10.4
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		–	–	–	–	(4.3)	(4.3)	–	–	–	(4.3)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk		–	–	–	–	1.1	1.1	–	–	–	1.1
Fair value gain on investments in equity instruments designated at FVTOCI		–	–	–	–	1.2	1.2	–	–	–	1.2
Deferred tax on revaluation of investments in equity instruments designated at FVTOCI		–	–	–	–	(0.3)	(0.3)	–	–	–	(0.3)
Currency translation adjustments		–	–	–	–	(1.8)	(1.8)	–	–	–	(1.8)
Total comprehensive income for the period		–	–	262.0	–	(34.8)	227.2	(0.3)	6.0	–	232.9
AT1 dividends paid	16	–	–	–	–	–	–	–	(6.0)	–	(6.0)
Ordinary dividends paid	6	–	–	(22.3)	–	–	(22.3)	–	–	–	(22.3)
Redemption of AT1		–	–	(10.8)	–	–	(10.8)	–	(92.4)	–	(103.2)
Issuance of hybrid perpetual instruments	16	–	–	–	–	–	–	–	–	495.3	495.3
Repurchase of own shares		–	–	–	(22.4)	–	(22.4)	–	–	–	(22.4)
Share-based payments		–	–	17.8	–	–	17.8	–	–	–	17.8
Deferred tax on share based payments		–	–	–	–	6.5	6.5	–	–	–	6.5
Current tax on share based payments		–	–	–	–	10.2	10.2	–	–	–	10.2
Share settlement of share-based awards		–	–	(23.6)	23.6	–	–	–	–	–	–
Transactions with minority interest holders		–	–	(2.1)	–	–	(2.1)	(1.5)	–	–	(3.6)
At June 30, 2026		0.1	227.2	1,203.0	(57.3)	(2.7)	1,370.3	(2.0)	5.2	495.3	1,868.8

8

Marex Group plc – Interim Financial Statements 2026

Unaudited Condensed Consolidated Statement of Cash Flows
For the six months ended June 30

		June 30, 2026	June 30, 2025
	Notes	$m	$m
			Restated[1]

Profit before tax from continuing operations		308.0	201.6
Adjustments for non-cash items
Depreciation, amortization & impairment of property, plant & equipment, right-of-use asset and intangibles		23.1	16.5
Bargain purchase gain on acquisitions		–	(3.6)
Net recovery of credit losses		8.8	1.1
Share-based compensation expense		17.8	16.5
Other non-cash movements including exchange rate movements		22.6	(31.6)

Changes in operating assets and liabilities
Increase in trade and other receivables		(1,171.1)	(1,218.1)
Increase in trade and other payables		2,178.1	1,377.3
Decrease/(increase) in fixed income securities		31.4	2.8
(Increase)/decrease in treasury instruments		(1,113.0)	140.7
Increase/(decrease) in net stock borrowing and lending		4,340.0	(1,015.6)
Increase in equity instruments		(6,388.5)	(836.5)
Increase in net repurchase and reverse repurchase agreements		66.7	868.1
Net decrease in derivative instruments	12	1,050.0	84.4
Net increase in debt securities[2]	11	1,128.0	1,652.3
Increase/(decrease) in borrowings		232.0	(39.2)
Decrease/(increase) in inventory	10	18.7	(198.8)
Corporation tax paid		(51.2)	(90.2)
Net cash inflow from operating activities		701.4	927.7
For the six months ended June 30, 2026,
interest received was $548.2m (six
months ended June 30, 2025 $421.9m),
interest paid was $477.6m (six months
ended June 30, 2025: $317.1m) and
dividends received were $nil (six months
ended June 30, 2025: $nil).
1.During the period, the Group made a voluntary
change in accounting policy for regular way matched
principal transactions from trade to settlement date
accounting. Please refer to notes 2 and 21 for further
details and impact of the change on the Statement of
Financial Position. This change only impacted Trade
and Other Payables, Trade and Other Receivables,
Equity instruments and Fixed income securities on
the Statement of Cash flows for June 30, 2025, refer
to note 21 for further details.
2.Included in the movement in debt securities is the
movement of EMTN notes and the Group's debt
issuance during April 2026. Please refer to note 11 for
further detail.
The notes on pages 10 to 36 form part of
these financial statements.

9

Marex Group plc – Interim Financial Statements 2026

Unaudited Condensed Consolidated Statement of Cash Flows continued
For the six months ended June 30

		June 30, 2026	June 30, 2025
	Notes	$m	$m
			Restated[1]
Investing activities
Acquisition of businesses, net of cash acquired	7	(94.2)	22.4
Payment to acquire subsidiaries		(3.6)	(79.1)
Proceeds from sale of discontinued operations[2]		68.1	–
Purchase of intangible assets		(4.1)	(2.6)
Purchase of property, plant and equipment		(9.4)	(8.8)
Net cash used in investing activities		(43.2)	(68.1)
Financing activities
Proceeds from the issuance of hybrid perpetual instruments[3]	16	495.3	–
Repurchase of AT1 capital	16	(103.2)	–
Purchase of own shares		(22.4)	(44.3)
Dividends paid	6, 16	(28.3)	(27.3)
Payment of lease liabilities		(7.0)	(8.8)
Net cash inflow from/(used in) financing activities		334.4	(80.4)
Net increase in cash and cash equivalents		992.6	779.2
Cash and cash equivalents
Cash and cash equivalents at January 1		2,881.2	2,556.6
Increase in cash		992.6	779.2
Effect of foreign exchange rate changes		(22.8)	39.5
Cash and cash equivalents at June 30[4]		3,851.0	3,375.3
In accordance with IFRS 5.33(c), separate
disclosure of net cash flows attributable
to the discontinued operation by
operating, investing and financing
category has not been presented, as the
subsidiary was acquired and classified as
held for sale at acquisition.
1.During the period, the Group made a voluntary
change in accounting policy for regular way matched
principal transactions from trade to settlement date
accounting. Please refer to notes 2 and 21 for further
details and impact of the change on the Statement of
Financial Position. This change only impacted Trade
and Other Payables, Trade and Other Receivables,
Equity instruments and Fixed income securities on
the Statement of Cash flows for June 30, 2025, refer
to note 21 for further details.
2.Proceeds from the sale of discontinued operations is
net off the disposal proceeds received and the cash
and cash equivalents transferred as part of the sale.
3.Represents the issuance of hybrid perpetual
instruments completed during June 2026. The
proceeds represent capital and form part of the
overall structural funding of the Group, and
consequently have been classified as cash flows from
financing activities.
4.Cash and cash equivalents includes restricted cash of
$194.4m at June 30, 2026 (December 31, 2025:
$194.9m).
The notes on pages 10 to 36 form part of
these financial statements.

10

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended June 30
1 General Information
Marex Group Limited (the "Company") is a Bermuda exempted company limited by shares with its registered office at Crawford House, 50 Cedar Avenue, Hamilton, HM11, Bermuda.
Effective July 1, 2026, the Marex Group (the "Group") completed its redomiciliation from England and Wales to Bermuda, and the Company became the ultimate parent holding company of the
Group pursuant to a statutory scheme of arrangement under English law.
Prior to July 1, 2026, the Group's parent company was Marex Group plc, a public limited company incorporated in England and Wales with its registered office at 155 Bishopsgate, London EC2M
3TQ, United Kingdom. The consolidated financial results presented in these interim condensed consolidated financial statements, which reflect the Group’s financial performance for the first six months of the fiscal year 2026, are therefore the consolidated financial results of Marex Group plc and not the Company. Further information on the redomiciliation is provided in note 22 " Events after the balance sheet date".
The principal activities of the Group and the nature of the Group's operations are set out in Note 3.
The unaudited condensed consolidated financial statements of the Group are presented in US dollars ('USD' or ‘$’), which is also the Company’s functional currency. All amounts have been rounded to the nearest tenth of a million (‘m’), except where otherwise indicated.
The information for the year ended December 31, 2025 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors reported on those accounts: their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
2 Material Accounting Policy Information
(a) Basis of preparation
The interim condensed consolidated financial statements as at June 30, 2026 and for the six months ended June 30, 2026 and 2025 have been prepared in accordance with International
Accounting Standard ("IAS") 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the
2025 Group Annual Report and Accounts (the 2025 Group Annual Report and Accounts refers to the consolidated statements of financial position of Marex Group plc and subsidiaries as at
December 31, 2025 and 2024, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows).
The accounting policies applied in these interim condensed consolidated financial statements are consistent with those disclosed in the 2025 Group Annual Report and Accounts, except for the changes in accounting policy described in Note 2(c) below.
(b) New standards, interpretations and amendments adopted by the Group
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the 2025 Group Annual Report and Accounts, except for the adoption of new standards effective as of January 1, 2026 as outlined below and items described under note 2(c). The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments:
Classification and Measurement
In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification
and Measurement of Financial Instruments ('the Amendments'). The Amendments include:
•A clarification that a financial liability is derecognized on the 'settlement date' and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the 'settlement date'.
•Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments.
•The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income ('OCI').
The amendments are effective for annual periods beginning on or after January 1, 2026. The amendments had no impact on the Group’s interim condensed consolidated financial statements.

11

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
2 Material Accounting Policy Information continued
(c) Changes in accounting policy
Settlement date accounting for regular way purchases and sales of non-derivative financial assets
During the period, the Group changed its accounting policy for regular way purchases and sales of non-derivative financial assets from trade date accounting to settlement date accounting. In prior periods, the Group recognized such transactions on a trade date basis. A regular way purchase or sale is one that requires delivery of the asset within the timeframe established by market convention.
Under settlement date accounting, a financial asset is recognized or derecognized when it is delivered to or by the Group, rather than when the Group commits to the transaction. The change applies to financial assets measured at amortized cost and at fair value through profit or loss. It does not affect assets measured at fair value through other comprehensive income, or derivatives.
The Directors consider that settlement date accounting provides reliable and more relevant information. It aligns recognition with the delivery of the assets, and for transactions that are unsettled at the reporting date, it avoids recognizing both a financial asset and a corresponding settlement receivable or payable. The change has no effect on profit or loss or statement of changes in equity and affects only the statement of financial position and statement of cash flows.
The change has been applied retrospectively in accordance with IAS 8 Accounting Policies,
Changes in Accounting Estimates and Errors, and comparative information has been restated. The effect on the affected line items is set out in Note 21 below.
Hybrid perpetual instruments
The Group applies IAS 32 Financial Instruments: Presentation, ("IAS 32"), to determine whether an issued instrument is a financial liability or equity. Hybrid perpetual instruments comprise perpetual subordinated notes on which interest is payable at the Group's discretion. These instruments are classified as equity where they contain no contractual obligation to deliver cash or another financial asset to the holder, are perpetual with no fixed maturity or redemption obligation, and any settlement of deferred interest arises only on the occurrence of events that are within the Group's control. Where interest is deferred it may be cumulative and compounding; the accumulation of deferred interest does not of itself create a financial liability where the Group retains the unconditional ability to avoid its settlement. The proceeds of such instruments are recognized within equity, net of transaction costs, and distributions are recognized directly in equity as they are declared, rather than as interest expense in profit or loss.

12

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
3 Segmental Analysis
Operating segment information is presented in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (‘CODM’). The CODM, who is responsible for allocating resources and assessing performance, has been identified as the Group’s Executive
Committee. The CODM regularly reviews the Group’s operating results in order to assess performance and to allocate resources. The accounting policies of the operating segments are the same as the Group’s accounting policies.
Adjusted Profit Before Tax is the segmental performance measure management use to assess the performance of the Group's segments. This measure excludes income and expenses that are not considered directly related to the performance of the Group's segments.
For management purposes, the Group is organized into the following operating segments, based on the services provided, as follows:
•Clearing – Clearing is the interface between exchanges and clients. Clearing provides the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, Clearing acts as principal on behalf of our clients and generates revenue on a commission per trade basis. Clearing provides clearing services across markets including metals, agricultural products, energy and financial securities across different geographies.
•Agency and Execution – Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets. Our energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets to facilitate price discovery. We have significant positions in many of the markets we operate in, including key gas and power markets in Europe; environmental, and crude markets in
North America; and oil products globally. We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams. Our Securities division provides essential liquidity and risk management solutions to clients across global financial markets.
Leveraging our international network, we connect buyers and sellers in equities, credit, financing, foreign exchange (FX), and rates, enabling efficient price discovery and tailored hedging strategies. Through our Prime Services business we deliver comprehensive solutions for institutional clients, including clearing, custody, capital introduction, portfolio financing, and outsourced trading.
•Market Making – Market Making acts as principal to provide direct market pricing to professional and wholesale counterparties, primarily within the metals, agriculture, energy and financial securities markets. The Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. The Market
Making operations are diversified across geographies and asset classes.
•Hedging and Investment Solutions – Hedging and Investment Solutions offers bespoke hedging and investment solutions to our clients and generates revenue through a return built into the product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.
•The Corporate segment – Corporate manages the control and support functions of the Group and provides operational support to the business functions. In addition, Corporate manages the
Group’s funding requirements. Interest expense is incurred through debt securities issuance, which is recharged to other segments through inter-segmental funding allocations to reflect their consumption of these resources.

13

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
3 Segmental Analysis continued
The below disaggregation shows the revenue by each of the 5 operating segments. The substantial majority of the Group's performance obligations for revenues from contracts with clients are satisfied at a point in time. Revenue recognized over time is not material.
Segment information for the six months ended June 30, 2026:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m
Commission and fee income	768.3	405.8	17.9	–	–	1,192.0
Commission and fee expense	(607.8)	(26.6)	(9.8)	–	–	(644.2)
Net commission income/(expense)	160.5	379.2	8.1	–	–	547.8
Net trading income	(7.0)	293.1	229.4	211.6	–	727.1
Interest income/(expense)	195.6	12.3	–	–	(137.3)	70.6
Inter-segmental funding allocations[1]	(50.6)	(13.9)	(19.7)	(47.6)	131.8	–
Net interest income/(expense)	145.0	(1.6)	(19.7)	(47.6)	(5.5)	70.6
Net physical commodities income	–	2.6	40.0	–	–	42.6
Revenue	298.5	673.3	257.8	164.0	(5.5)	1,388.1
Adjusted profit/(loss) before tax	137.2	208.1	100.4	57.6	(184.7)	318.6
Other segment information
Depreciation and amortization	(0.2)	(0.2)	(1.7)	(0.3)	(20.7)	(23.1)
Compensation and benefits	(79.1)	(355.7)	(107.6)	(66.7)	(215.8)	(824.9)
1.The Inter-segmental funding allocation represents the interest costs borne by the Group, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.

14

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
3 Segmental Analysis continued
Segment information for six months ended June 30, 2025:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m
Commission and fee income	541.7	401.7	10.3	–	–	953.7
Commission and fee expense	(402.4)	(31.6)	(11.9)	–	–	(445.9)
Net commission income/(expense)	139.3	370.1	(1.6)	–	–	507.8
Net trading income/(expense)	11.2	126.1	114.1	111.0	–	362.4
Interest income/(expense)	174.5	3.4	–	–	(89.9)	88.0
Inter-segmental funding allocations[1]	(67.0)	(1.0)	(9.7)	(25.3)	103.0	–
Net interest income/(expense)	107.5	2.4	(9.7)	(25.3)	13.1	88.0
Net physical commodities income	–	1.7	7.5	–	–	9.2
Revenue	258.0	500.3	110.3	85.7	13.1	967.4
Adjusted profit/(loss) before tax	127.1	125.7	35.0	17.3	(102.4)	202.7
Other segment information
Depreciation and amortization	(0.2)	(0.3)	(0.2)	(0.3)	(15.5)	(16.5)
Compensation and benefits	(65.2)	(292.3)	(50.5)	(36.6)	(153.0)	(597.6)
1.The Inter-segmental funding allocation represents the interest costs borne by the Group, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.
Revenues within the scope of IFRS 15 of $520.4m (six months ended June 30, 2025: $456.9m) are included within commission and fee income in the condensed consolidated income statement. In addition, the net proceeds from a commitment to simultaneously buy and sell financial instruments with counterparties on matched principal basis, which are not in the scope of IFRS 15 are also recorded within commissions and fee income. Revenues that are not within the scope of IFRS 15 are presented within net trading income, net interest income and net physical commodities income in the income statement.

15

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
3 Segmental Analysis continued
Reconciliation of total segments Adjusted Profit Before Tax to the Group's profit before tax per the income statement:

	June 30, 2026	June 30, 2025
	$m	$m
Total segments Adjusted Profit Before Tax	318.6	202.7
Bargain purchase gains[1]	–	3.6
Amortization of acquired brands and customer lists[2]	(5.3)	(3.0)
Owner fees[3]	–	(0.4)
Public offering of ordinary shares[4]	–	(1.3)
Merger and acquisition costs[5]	(1.5)	–
Redomiciliation costs[6]	(3.8)	–
Profit before tax from continuing operations	308.0	201.6
1.In 2025 a bargain purchase gain, presented in bargain purchase gain on acquisitions in the financial statements, was recognized from the acquisition of Darton Group Limited.
2.This represents the amortization charge for the period of acquired brands and customers lists, this is presented in depreciation and amortization in the financial statements.
3.Owner fees, presented in other expenses in the financial statements, relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from other expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.
4.Costs relating to the public offerings of ordinary shares by certain selling shareholders, presented in other expenses in the financial statements.
5.Merger and acquisition costs: These primarily consist of professional advisory and legal fees in relation to M&A activity.
6.  Redomiciliation costs: Costs incurred in relation to the migration of the Group's TopCo to Bermuda.
The Group’s Revenue and total assets by geography are as follows. In presenting geographical information, revenue is based on the geographic location of the legal entity where the customers'
revenue is recorded. Non-current assets are based on the geographic location of the legal entity where the assets are recorded.

	Revenue		Total Assets[1]
	June 30, 2026	June 30, 2025	June 30, 2026	December 31, 2025 (Restated)[2]
	$m	$m	$m	$m
United Kingdom	610.9	362.5	14,478.8	11,322.9
United States	454.8	391.8	26,060.0	20,283.0
Rest of the world	322.4	213.1	1,587.3	1,098.1
Total	1,388.1	967.4	42,126.1	32,704.0
1.Non-current assets included in Group assets as at June 30, 2026 amounted to $501.7m (December 31, 2025: $474.8m), being
$401.6m in the United Kingdom (December 31, 2025: $375.8m), $59.2m in the United States (December 31, 2025: $34.7m) and
$40.9m in the rest of the world (December 31, 2025: $64.3m).
2.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. The December 31, 2025 Total Assets have been revised accordingly to reflect the impact of this adjustment (see notes 2 and 21).
The balances in rest of the world mainly consist of those from countries in Europe and the Asia
Pacific region, none of which are individually material for separate disclosure.
Non-current assets for this purpose consist of goodwill, intangible assets, property, plant and equipment, right-of-use assets and investments.
4 Earnings Per Share
Basic Earnings per Share (EPS) is calculated by dividing the profit attributable to the ordinary shareholders of the Group for the period by the weighted average number of ordinary shares outstanding during the period.
Diluted EPS is calculated by dividing the profit attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

16

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
4 Earnings Per Share continued
The following table reflects the income and share data used in the basic and diluted EPS calculations:

	June 30, 2026	June 30, 2025
Profit after tax ($m)	267.7	149.2
AT1 dividends paid ($m)	(6.0)	(6.6)
Non-controlling interest	0.3	–
Profit attributable to ordinary shareholders of the Group, before distributions on other equity instruments ($m)	262.0	142.6
Distributions related to hybrid perpetual instruments[2]	(2.2)	–
Profit attributable to ordinary shareholders of the Group ($m)	259.8	142.6
Weighted average number of ordinary shares during the period	71,949,055	70,998,545
Total Basic earnings per share ($)[1]	3.61	2.01
Weighted average number of ordinary shares for basic EPS	71,949,055	70,998,545
Effect of dilution from:
Share schemes	3,690,752	3,651,474
Weighted average number of ordinary shares adjusted for the effect of dilution	75,639,807	74,650,019
Total Diluted earnings per share ($)[1]	3.43	1.91
1.Total Basic earnings per share and Total Diluted earnings per share includes $0.49 (June 30, 2025: $nil) and $0.46 (June 30,
2025: $nil) respectively related to discontinued operations.
2.Distributions on the hybrid perpetual instruments relate to the coupon on the 2026 Notes since issuance which will be accounted for as dividends when declared. Refer to note 16 for further information.
There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial instruments.
5 Tax
The effective rate of tax on profit before tax is 24.6% for the period ended June 30, 2026 (six months ended June 30, 2025: 26%). The effective tax rate is lower than the statutory tax rate in the
UK of 25% due to deductions in respect of AT1 and Hybrid securities, offset by non-deductible expenses.
6 Dividends Paid and Proposed
Dividends of $22.3m (June 30, 2025: $20.7m) were paid to ordinary shareholders during the six month period ended June 30, 2026. Please refer to note 22 for dividends that are proposed and expected to be paid post period end.
Refer to note 16 for dividends paid to holders of Additional Tier 1 securities.
7 Business Combinations
The Group undertook a number of business combinations during the six months ended June 30,
2026. The only material business combination during the period was as follows:

Levmet
$m
Initial cash consideration	101.8
Withheld consideration	1.6
Settlement of pre-existing liability	(7.5)
Total consideration	95.9
Fair value of identifiable net assets:
Property, plant and equipment	0.4
Right of use asset	0.7
Investments	2.2
Trade and other receivables	65.3
Inventory	69.8
Derivative instruments - asset	11.3
Cash and cash equivalents	19.6
Trade and other payables	(89.6)
Lease liability	(0.7)
Corporation tax	(1.8)
Deferred tax liability	(0.8)
Total fair value of identifiable assets and liabilities	76.4
Goodwill	19.5

17

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
7 Business Combinations continued
(a) Acquisition of Levmet
On June 1, 2026, the Group acquired the fully issued share capital of Levmet, a liquidity provider in both physical and derivatives markets across base metals, ferrous metals, energy and power. The acquisition adds new capabilities to the Group with which it can serve its clients and the broader commodity ecosystem, consistent with its strategy to diversify earnings.
The amounts presented above are provisional and remain subject to completion of management’s acquisition balance sheet substantiation procedures and the IFRS 3 purchase price allocation.
Given the nature and complexity of Levmet’s trading balance sheet, including inventory, receivables, derivatives and accruals, these procedures may result in changes to the provisional identifiable net assets acquired and resulting goodwill. The amounts will be updated during the
IFRS 3 measurement period as further information becomes available about facts and circumstances existing at the acquisition date.
The preliminary consideration was $95.9m, representing the provisional net asset value of $76.4m plus a fixed premium of $19.5m.
Trade and other receivables
Trade and other receivables consists of trade debtors of $27.3m relating to invoiced sales, loan receivables of $18.2m, amounts due from exchanges, clearing houses and other counterparties of
$12.7m, prepayments of $4.7m and other tax and social security taxes of $2.5m. The fair value and gross contractual amounts of trade and other receivables approximates their book value.
Acquisition related costs
Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $1.4m.
Contribution to the Group's results
Levmet contributed net revenue loss of $1.5m and a loss before tax of $3.5m to the Group's results for the period between the date of acquisition and the reporting date. If the acquisition had been completed on the first day of the financial year, Group revenue for the period would have increased by $40.8m and Group profit before tax would have increased by $25.7m.
Goodwill
The goodwill recognized on acquisition relates to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Levmet's workforce which cannot be separately recognized as an intangible asset. Upon completion of a Purchase Price
Allocation values will be allocated to customer relationships and Levmet's brands; the remaining premium will be recognized as goodwill.
Pre-existing relationship
Prior to the acquisition, the Group had an existing contractual relationship with Levmet whereby the
Group provided broking services to Levmet, giving rise to a receivable in Levmet due from the
Group of $7.5m. The asset balance in Levmet is not included in the acquired net assets and the elimination of the liability balance in the Marex Group is included as an element of the consideration.
(b) Other acquisitions
•During the period, the Group acquired the fully issued share capital of Valcourt SA, a European fixed income market maker, for a preliminary consideration of $12.5m, comprising a fixed premium of $3.2m and net assets of $9.3m. The accounting for the acquisition is provisional pending finalisation of the net asset value with the buyer, and may be revised within the measurement period permitted under IFRS 3.
•During the period, the Group also made an acquisition of Leonteq Japan KK for a cash consideration of $2.7m. The consideration paid was equivalent to the fair value of the identifiable net assets acquired resulting in no goodwill or bargain purchase gain being recognized.
•During the period, the Group acquired further interests in Birchstone Markets Limited and
Emporos Technologies Limited from minority holders for a combined cash consideration of
$3.4m. The resultant impact on equity attributable to the ordinary shareholders of the Group and non-controlling interests is presented within the Statement of Changes in Equity.

18

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
8 Goodwill

	June 30, 2026	December 31, 2025
	$m	$m
Cost
At January 1	312.7	252.1
Additions during the period	24.6	60.6
Cost at June 30 and December 31	337.3	312.7
Impairment losses at January 1	(75.6)	(75.6)
Foreign currency translation adjustment (CTA)	0.1	0.3
Net book value at June 30 and December 31	261.8	237.4
(a) Goodwill impairment testing
The Group performs its annual impairment test as at October 1 each year. Between annual tests, the Group reviews each Cash Generating Unit ("CGU") for impairment triggers that could adversely impact the valuation of the CGU, and, if necessary, undertakes additional impairment testing.
As at June 30, 2026, no impairment indicators were identified for any CGU other than Arfinco.
Further impairment testing was performed for Arfinco, which confirmed that no impairment was required.
9 Discontinued operations and assets held for sale
Disposal of WBS
The discontinued operation relates to the disposal of the Group’s Winterflood Business Services
(“WBS”) custody business as presented within the 2025 Group Annual Report and Accounts. The disposal was governed by the Put and Call Option Agreement (the "PCOA") and the Business
Transfer Agreement (the "BTA").
On May 31, 2026, Winterflood Securities Limited entered into the BTA with Marex Group plc, Marex
Financial, Spectron Services Limited and WBS Bidco Limited. The BTA implemented the pre-
completion separation required to prepare Winterflood Securities Limited and Winterflood
Securities Holdings Limited for disposal under the PCOA. Under the BTA, the Winterflood Equities
Market Making ("WINS") and Winterflood Corporate Services ("WCS") businesses, together with related assets and liabilities, were transferred to the aforementioned Marex group entities. WBS was excluded from the BTA and remained within Winterflood Securities Limited and Winterflood
Securities Holdings Limited. The WINS and WCS businesses were transferred to an affiliate entity, prior to the disposal of WBS.
On June 1, 2026, the Group completed the sale of Winterflood Securities Limited and Winterflood
Securities Holdings Limited to WBS Bidco Limited under the PCOA. Completion resulted in the
Group losing control of the entities containing WBS. The Group has therefore derecognized the assets and liabilities of the disposal group and recognized a gain on disposal before tax of $35.1m.
The consideration for the disposal comprised cash received of $76.4 million. The final consideration remains subject to completion balance sheet and regulatory capital adjustment mechanisms under the PCOA. Management has estimated the consideration receivable based on information available at June 30, 2026. Any subsequent adjustment will be recognized in the period in which it is determined.
The disposal accounting was as follows:

$m
Cash consideration received	76.4
Adjusted net assets disposed of	(41.3)
Profit after tax from discontinued operations	0.4
Pre-tax gain on disposal[1]	35.5
1 The profit after tax from discontinued operations was not considered material for separate disaggregation on the Group's Condensed
Consolidated Statement of Comprehensive Income.
The assets and liabilities derecognized on disposal were as follows:

$m

Assets disposed of	751.7
Liabilities disposed of	(713.5)
Net assets disposed of before acquisition accounting/disposal adjustments	38.2
Acquisition accounting/disposal adjustments	3.1
Adjusted net assets disposed of	41.3
Net cash inflow from the disposal was $54.0m, comprising cash consideration received of $76.4m less cash and cash equivalents disposed of $22.4m.

19

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
10 Inventory

	June 30, 2026	December 31, 2025
	$m	$m
Cryptocurrency - Trading	60.4	46.8
Carbon emission certificates and credits - Trading	22.0	8.8
Energy Commodities - Trading	2.0	–
Warranted metals - Trading	87.2	166.1
Non-warranted metals - Trading	18.3	–
Recyclable scrap metals	76.3	85.5
Minor metals	66.9	112.9
Precious metals	201.7	63.6
Total inventories at fair value less cost to sell	534.8	483.7
All inventories are held at fair value less cost to sell.
The Group economically hedges its exposure to cryptocurrencies and hence the Group's net exposure to market risk has not been material to our operations for the periods presented. As at
June 30, 2026, the Group’s overall net market risk exposure to cryptocurrencies was $1.2m
(December 31, 2025: $0.5m). As at June 30, 2026, the Group had pledged $24.7m of the cryptocurrency balance as collateral (December 31, 2025: $39.6m). The fair values of cryptocurrencies held as assets are determined based on quoted market prices and are classified as a level 1 valuation.
Carbon emission certificates and credits comprises the following:
•EU allowance certificates (EUA) which are held to trade with a fair value of $2.7m (December 31,
2025: $1.1m). The fair value is based on quoted market prices and classified as a Level 1 valuation under the fair value hierarchy.
•Renewable energy certificates (RECs) which are held to trade with a fair value of $19.3m
(December 31, 2025: $7.7m). The fair value is based on observable market prices and classified as a Level 2 valuation under the fair value hierarchy.
Energy commodities inventory principally comprises coal products and crude oil-derived products held for trading purposes. The fair value is determined based on observable market prices and classified as a Level 2 valuation under the fair value hierarchy.
The Group's metals inventory comprises the following:
•Warranted metals are those where the Group holds title and warrant and which are lodged and stored with an exchange. The majority of these warranted metals consists of precious metals.
The fair value is determined by using a suitable, observable proxy and is classified as a Level 2 valuation.
•Non-warranted metals are those where the Group holds title but with no warrant attached and which are either warehoused or in transit. The majority of these non warranted metals consists of non-ferrous base metals. The fair value is determined based on quoted exchange prices, and is classified as a Level 1 valuation.
•Recyclable scrap metals are those which the Group has title over and which are in transit from the supplier to the customer. The vast majority of recyclable scrap metals consists of non-
ferrous metals and comprises various grades of copper (including brass), aluminium and lead.
The fair value for recyclable scrap metals is determined based on quoted metal prices, which are discounted for grade and location where appropriate, and is classified as a Level 2 valuation.
•Minor metals are those where the Group has title over and are either stored in London Metal
Exchange and Minor Metals Trade Association approved warehouses or in transit between warehouses and trading counterparties. The vast majority of the inventory consists of various grades/alloys of cobalt, lithium and other battery metals. The fair value is determined based on quoted metal prices which are adjusted for differing grades and is classified as a Level 2 valuation.
•Precious metals are those where the Group holds title and which are either warehoused or in transit. The fair value is determined based on quoted exchange prices, and is classified as a
Level 1 valuation.

20

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
11 Debt Securities

	June 30, 2026	December 31, 2025
	$m	$m
Financial Products Program	4,906.7	4,226.1
Tier 2 Program	0.9	0.9
EMTN Program	353.6	382.0
Senior Note Program	1,592.7	1,112.6
	6,853.9	5,721.6
During April 2026, the Company completed an offering under the Senior Notes Program of 5-year senior fixed rate notes totalling $500m of unsecured senior 5-year notes. The notes mature on
April 21, 2031 and were issued for net proceeds of $497.2m at an interest rate of 5.680%.
As at June 30, 2026, the Group had $1,592.7m of debt securities issued under the Senior Note
Program with an average maturity of 40 months and an average interest rate of 6.0%
(December 31, 2025: $1,112.6m with an average maturity of 37 months and an average interest rate of 6.1%). These Senior Note Program notes are designated in a fair value hedging relationship for interest rate risk as described further under note 12.
12 Derivative Instruments
The Group enters into derivative financial instruments to facilitate client trading activity and to manage exposures arising from its own balance sheet. Derivatives are initially recognized and subsequently measured at fair value and are classified as held for trading unless designated in qualifying hedge accounting relationships in accordance with IFRS 9.
The Group applies hedge accounting where the hedging relationship meets the qualifying criteria, including the existence of an economic relationship between the hedging instrument and the hedged item and where hedge effectiveness can be reliably measured.
Derivative assets and derivative liabilities comprise the following:

	Financial assets		Financial liabilities
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
	$m	$m	$m	$m
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:
Synthetic equity swap	461.0	190.0	–	–
Agriculture contracts	106.5	163.5	68.8	163.2
Energy contracts	310.3	106.2	397.6	102.8
Foreign currency and precious metal contracts[1]	1,054.3	1,132.0	1,169.4	1,014.9
Credit contracts	7.7	3.7	20.3	15.1
Metals contracts	20.8	15.9	30.9	26.3
Equity contracts	572.8	526.9	1,706.6	769.6
Crypto contracts	85.5	2.8	86.3	7.2
Rates contracts	266.1	128.0	345.1	134.7
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency contracts	0.2	24.9	1.7	–
Rates contracts	10.5	46.4	62.3	20.0
	2,895.7	2,340.3	3,889.0	2,253.8
1.Foreign currency and precious metal contracts have been presented on a consolidated basis as management view them to be similar in nature.

21

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
12 Derivative Instruments continued
Hedge accounting derivatives
The Group applies hedge accounting to manage interest rate and foreign exchange risks. Further details of how these risks arise and how they are managed by the Group can be found in the 2025
Group Annual Report.
Cash flow hedge of foreign currency risk
During the period ended June 30, 2026, the Group entered into a hedge of a highly probable forecast transaction related to the purchase premium of an expected acquisition. The risk being hedged is the exposure to foreign currency risks between the date of the firm commitment and completion of the acquisition. The risk has been hedged using combination of foreign currency forwards and swaps with a cumulative notional amount of €33.7m. There is an economic relationship between the highly probable forecast transaction and the hedging instruments as the critical terms have been matched in line with expected settlement terms of the transaction.
As at June 30, 2026, a loss of $0.7m has been recognized in other comprehensive income related to the hedge.
Fair value hedge
As part of the senior note issuance in April 2026, the Group entered into an interest rate swap with a notional amount of $500.0m whereby the Group receives the fixed rate of 5.68% and pays the floating rate of the Secured Overnight Financing Rate ("SOFR") +2.048%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates.
As at June 30, 2026, a loss of $7.0m has been recognized in profit or loss related to the hedge.
There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate swap match the terms of the fixed rate loan (i.e. notional amount, maturity, payment and reset dates). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. To test the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the hedged risk.
13 Trade and Other Receivables

	June 30, 2026	December 31, 2025
	$m	$m
		Restated[1,2]
Amounts due from exchanges, clearing houses and other counterparties	5,059.6	4,730.7
Amounts due from clients	3,237.8	3,085.7
Trade debtors	314.7	367.4
Amounts due from Prime Brokers	533.6	313.9
Settlement balances[3]	86.8	37.6
Loans receivable	377.4	283.5
Other tax and social security taxes	25.7	18.3
Other debtors[4]	204.8	150.1
Prepayments	68.3	48.6
	9,908.7	9,035.8
1.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to notes 2 and 21 for further details and impact of the change on the Statement of Financial Position.
2.The Group has also elected to aggregate "Default funds and deposits" together with "Amounts due from exchanges, clearing houses and other counterparties" reflecting the similar nature of these balances and aligns with how Management monitor these balances. Default funds for June 30, 2026 were $738.5m (December 31, 2025 (Revised): $625.0m).
3.Settlement balances mainly includes trades pending settlement as well as fair value gains arising from unsettled regular way transactions. Please refer to note 18(a) for the split in accordance with the measurement basis.
4.Other debtors includes sign-on bonuses and foregiveable employee loans of $96.6m (December 31, 20025: $100.3m) which is classified within non current and current trade receivables in the Consolidated Statement of Financial Position.
(a) Segregated balances
Included in Amounts receivable from exchanges, clearing houses and other counterparties,
Amounts due from Prime Brokers and Amounts due from clients are segregated balances of
$1,880.7m (December 31, 2025: $2,011.1m) and non-segregated balances of $6,950.3m
(December 31, 2025: $6,119.1m).

22

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
14 Trade and Other Payables

	June 30, 2026	December 31, 2025
	$m	$m
		Restated[1]
Amounts due to exchanges, clearing houses and other counterparties	589.2	378.3
Amounts due to Prime Brokers	1,767.3	733.6
Amounts payable to clients	9,390.8	8,951.7
Accruals	643.6	568.2
Settlement balances[2]	210.4	125.3
Other tax and social security taxes	44.3	22.5
Other creditors	141.1	138.5
Bank overdrafts	78.5	67.2
	12,865.2	10,985.3
1.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to notes 2 and 21 for further details and impact of the change on the Statement of Financial Position.
2.Settlement balances mainly includes trades pending settlement as well as fair value losses arising from unsettled regular way transactions. Please refer to note 18(a) for the split in accordance with the measurement basis.
(a) Segregated balances
Included in Amounts payable to clients and amounts due to exchanges, clearing houses and other counterparties are segregated balances of $4,882.5m (December 31, 2025: $4,789.2m) and non-
segregated balances of $5,097.5m (December 31, 2025: $5,274.4m).
15 Client Money (segregated)1`
As required by the UK FCA’s Client Assets Sourcebook (‘CASS’) rules and the CFTC’s client money rules, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts. Segregated assets governed by the UK FCA's CASS rules and the related liabilities to clients, whose recourse is limited to segregated accounts, are not included in the Group’s statement of financial position where the Group is not beneficially entitled thereto and does not share any of the risks or rewards of the assets. Excess Group cash placed in
US segregated accounts to satisfy US regulations and securities held in US segregated accounts are recognized on the Group’s statement of financial position.

	June 30, 2026	December 31, 2025
	$m	$m
Segregated assets at banks (not recognized)	7,534.4	5,366.4
Segregated assets at exchanges, clearing houses and other counterparties (not recognized)	3,103.4	1,950.0
Segregated assets at exchanges, clearing houses and other counterparties (recognized)	2,075.1	2,464.3
	12,712.9	9,780.7
1.Under the UK FCA’s client money rules, certain monies are protected, segregating these monies from the Group’s own money.
This applies to client money placed within segregated bank accounts but also for client money placed at exchanges where the money is held in segregated bank accounts. The same cannot be said to apply under the CFTC rules, thus driving the accounting treatment of derecognizing segregated cash at exchanges in the UK compared to the US.
As at June 30, 2026, $194.4m (December 31, 2025: $194.9m) of excess Group cash placed in segregated accounts to satisfy US regulations has been recorded within cash and cash equivalents and client liabilities within trade and other payables in the statement of financial position.

23

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
16 Hybrid Perpetual Instruments
(a) Perpetual Subordinated Notes — $500 million 7.700% Fixed Rate Reset Notes
On June 9, 2026, the Group issued $500m 7.700% Fixed Rate Reset Subordinated Perpetual Notes
(the "2026 Notes"), for net proceeds after transaction costs of $495.3m. The 2026 Notes bear interest at 7.700% per annum until the first reset date in December 2032, resetting thereafter on each reset date to the prevailing 5-year US Treasury yield plus the applicable margin. The 2026
Notes are perpetual, with redemption solely at the Group's option from the first call date in June
2032 or on the occurrence of certain specified events.
(b) Classification
In accordance with the Group's accounting policy for hybrid perpetual instruments, the 2026 Notes are classified as equity instruments under IAS 32. Proceeds are recognized within equity, net of transaction costs, and distributions are recognized directly in equity as they are declared.
The classification of the 2026 Notes as equity rather than a financial liability has been made following an assessment of the contractual features of the Notes, including cumulative and compounding deferred interest, a dividend stopper and mandatory settlement of arrears of interest on certain dates. The Directors have concluded that the Group retains an unconditional right to avoid delivering cash, because each event that would require settlement of deferred interest — the payment of interest, or redemption or repurchase of the Notes — is within the Group's control.
(c) Additional Tier 1 Capital — $100 million 13.25% Contingent Convertible Perpetual
Notes
In June 2022, the Group issued $100m of 13.25% fixed rate reset perpetual subordinated contingent convertible notes (the "AT1 Notes"). The AT1 Notes were classified as equity in accordance with IAS 32.
On June 1, 2026, the Group announced a tender offer to repurchase the AT1 Notes. On June 11,
2026, the Group completed the repurchase of $94.7m in aggregate principal amount of AT1 Notes at a purchase price of $109 per cent of principal amount plus accrued interest. The repurchase was funded from the net proceeds of the Notes issued under (a) above.
The excess of the consideration paid over the carrying amount of the AT1 Notes repurchased of
$10.8m has been recognized directly in equity as a transfer between equity reserves, with no impact on the income statement. The settlement amount of the tender offer included accrued interest of $5.6m for the period January 1, 2026 to June 11, 2026, which was recognized directly in equity reserves.
As at June 30, 2026, AT1 Notes with a carrying amount of $5.2m remained outstanding
(December 31, 2025: $97.6m). During the period following completion of the tender offer, distributions of $0.4m were paid on the remaining AT1 Notes and recognized directly in equity.
Distributions of $6.0m were made for the six month period ended June 30, 2026 (June 30, 2025:
$6.6m) on the AT1 securities.
On July 1, 2026, the terms of the notes were amended to reflect the substitution of Marex Group
Limited as issuer and, as Marex Group Limited is not a regulated company, to remove the principal loss absorption feature (i.e. the conversion provision), references to the Relevant Rules and the
Capital Disqualification Event concept, and to narrow the scope of the interest cancellation provisions. The notes remain perpetual, subordinated and unsecured, with discretionary, non-
cumulative and cancellable interest, and redemption at the issuer’s option subject to the amended terms and thus remains classified as equity.
17 Share-based payments
The Group operates a Global Omnibus Plan, which provides for the grant of share options, including incentive share options, conditional awards, restricted shares, share appreciation rights or any other share- or cash-based awards to eligible employees and non-employees. New awards are all granted within the terms of this plan.
The Group operated five equity-settled share-based remuneration schemes for Executive and Non-
Executive Directors and senior management as listed and described below. All are United Kingdom tax authority unapproved schemes. The cost of the service is calculated by reference to the fair value of shares at the grant date, the number of shares expected to vest under the schemes and the probability that the performance and the service conditions will be met. The cost of the service is recognized in the income statement over the period that the recipient provides service and there is a shared understanding of the terms and conditions of the arrangement. The recipient to whom these awards were granted must not depart from the Group, and such an action would require a forfeiture of some or all of the award depending on the conditions under which the employee were to leave.
Deferred Bonus Plan
Members of the scheme are awarded a fixed number of ordinary shares vesting in three equal tranches over the three years following the date of grant. As the awards are based on the employees’ annual performance, the fair value has been expensed from the beginning of the year for which the bonus had been awarded. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant.

24

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
17 Share-based payments continued
Retention Long Term Incentive Plan
Members of the scheme are awarded a variable number of ordinary shares three years after the grant date. The number of shares awarded is determined by reference to a hurdle return on equity of the Group and to growth targets for the profit after tax of the Group over the three-year period.
Prior to the IPO, the fair value of a share award at grant date was the final price approved by the
Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the
Group's quoted share price at the date of the grant.
Annual Long Term Incentive Plan
Members of the scheme are awarded a variable number of ordinary shares three years after the grant date. As the awards are based on the employees’ annual performance, the fair value has been expensed from the beginning of the year for which the bonus had been awarded. The number of shares awarded is determined by reference to financial underpins; the first is a hurdle return on equity of the Group and the second underpin is growth targets for the adjusted profit before tax over the 3-year period. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant.
All Employee Award
As part of the IPO, members of the scheme have been awarded a fixed number of ordinary shares which vest three years after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date.
Non-Executive Directors' Award
Members of the scheme are awarded a fixed number of ordinary shares which vest one year after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date.
Other Grants
These include Buyouts and other grants made during the period. Buyouts are awarded to compensate new hires for forfeiture of awards from previous employment. The awards are calculated by reference to the estimated value of the forfeited awards at the date of resignation, discounted for the probability of vesting and remaining performance/service period. They vest in tranches, subject to continued employment and, where relevant, performance conditions equivalent to those attaching to the original award. Other share awards are based on continuing service, the attainment of performance goals and/or such other conditions as the Plan
Administrator may determine.
Warrant Award
In the prior period, a warrant granted at the Group’s initial public offering, vested and settled following the twelve-month anniversary resulting in the settlement of 142,709 ordinary shares.
The charge for the period arising from share-based payment schemes was as follows:

	June 30, 2026	June 30, 2025
	$m	$m
Deferred Bonus Plan	12.8	9.0
Retention Long Term Incentive Plan	2.2	2.6
Annual Long Term Incentive Plan	1.5	1.5
All Employee Plan	0.7	0.5
Non-Executive Directors' Plan	0.3	0.2
Other Grants	0.3	–
Warrants	–	2.7
Total equity-settled share-based payments	17.8	16.5
Movement on share awards

	June 30, 2026	December 31, 2025
	Number	Number
Outstanding at the beginning of the period	4,774,017	6,047,829
Reverse Share Split	–	–
Granted during the period	27,416	1,428,279
Vested during the period	(1,073,607)	(2,659,294)
Forfeited during the period	(37,074)	(42,797)
Outstanding at the end of the period	3,690,752	4,774,017
Weighted average fair value of awards granted ($)	28.5	26.5

25

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
18 Financial Instruments
This note provides an overview of the Group’s financial instruments and their categorization under IFRS. This note also contains information about the fair value of the Group’s financial instruments and the effect of offsetting.
(a) Categories of financial instruments
Below is an analysis of the Group’s financial assets and liabilities as at June 30, 2026 and December 31, 2025.

	June 30, 2026				December 31, 2025 (Restated1)
	FVTPL	FVTOCI	Amortized cost	Total	FVTPL	FVTOCI	Amortized cost	Total
Financial assets	$m	$m	$m	$m	$m	$m	$m	$m
Investments	3.2	28.5	–	31.7	3.0	25.5	–	28.5
Treasury instruments[2]	11.4	–	901.3	912.7	8.3	–	533.2	541.5
Treasury instruments (pledged) and assets held under agreements to sell (repledged)[2]	–	–	4,238.6	4,238.6	–	–	3,496.8	3,496.8
Fixed income securities	93.3	–	1.7	95.0	115.6	–	0.5	116.1
Equity instruments	13,006.9	–	–	13,006.9	6,942.9	–	–	6,942.9
Derivative instruments	2,895.4	0.3	–	2,895.7	2,327.6	12.7	–	2,340.3
Stock borrowing	3,140.5	–	–	3,140.5	2,858.2	–	–	2,858.2
Reverse repurchase agreements	2,964.4	–	–	2,964.4	3,117.1	–	–	3,117.1
Amounts due from exchanges, clearing houses and other counterparties	–	–	5,059.6	5,059.6	–	–	4,730.7	4,730.7
Amounts due from Prime Brokers	–	–	533.6	533.6	–	–	313.9	313.9
Amounts receivable from clients	60.6	–	3,177.2	3,237.8	169.5	–	2,916.2	3,085.7
Settlement balances	14.2	–	72.6	86.8	9.2	–	28.4	37.6
Trade debtors	43.3	–	271.4	314.7	56.6	–	310.8	367.4
Loans receivable	11.0	–	366.4	377.4	–	–	283.2	283.2
Other debtors[3]	–	–	108.2	108.2	–	–	49.8	49.8
Cash and cash equivalents	–	–	3,851.0	3,851.0	–	–	2,881.2	2,881.2
	22,244.2	28.8	18,581.6	40,854.6	15,608.0	38.2	15,544.7	31,190.9
1.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to notes 2 and 21 for further details and impact of the change on the Statement of
Financial Position.
2.The fair value of the Treasury Instruments and Treasury instruments (pledged) and assets held under agreements to sell (repledged), which are Level 1 instruments as they are all quoted instruments, held at amortized cost at June 30, 2026 was $5,145.4m
(December 31, 2025: $3,729.6m). The fair values of other assets and liabilities at amortized cost are consistent with the carrying amount.
3.$96.6m (December 31, 2025: $100.3m) of the other debtors balance mainly relates to sign-on bonuses and forgivable employee loans and are not included in the table above as they are not a financial asset.

26

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
18 Financial Instruments continued

	June 30, 2026				December 31, 2025 (Restated1)
	FVTPL	FVTOCI	Amortized cost	Total	FVTPL	FVTOCI	Amortized cost	Total
Financial liabilities	$m	$m	$m	$m	$m	$m	$m	$m
Repurchase agreements	4,062.9	–	–	4,062.9	4,148.9	–	–	4,148.9
Derivative instruments	3,860.8	28.2	–	3,889.0	2,252.4	1.4	–	2,253.8
Short securities	1,891.2	–	–	1,891.2	2,215.7	–	–	2,215.7
Amounts due to exchanges, clearing houses and other counterparties	–	–	589.2	589.2	–	–	378.3	378.3
Amounts due to Prime Brokers	–	–	1,767.3	1,767.3	–	–	733.6	733.6
Amounts payable to clients	134.8	–	9,256.0	9,390.8	291.4	–	8,660.3	8,951.7
Settlement balances	12.2	–	198.2	210.4	66.1	–	59.2	125.3
Other creditors	12.4	–	118.5	130.9	25.5	–	104.4	129.9
Stock lending	8,731.0	–	1,388.0	10,119.0	4,883.0	–	613.7	5,496.7
Short-term borrowings	–	–	432.0	432.0	–	–	200.0	200.0
Debt securities[2]	4,907.6	–	1,946.3	6,853.9	4,227.0	–	1,494.6	5,721.6
Lease liability	–	–	101.6	101.6	–	–	97.3	97.3
Bank overdrafts	–	–	78.5	78.5	–	–	67.2	67.2
	23,612.9	28.2	15,875.6	39,516.7	18,110.0	1.4	12,408.6	30,520.0
1.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to notes 2 and 21 for further details and impact of the change on the Statement of
Financial Position.
2.Debt securities includes EMTN and the Group's Senior Note Program measured at amortized cost for which we apply fair value hedge accounting.

27

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
18 Financial Instruments continued
(b) Fair value measurement
The information set out below provides information about how the Group determines fair values of various financial assets and financial liabilities.
Management assessed that the fair values of trade and other receivables, cash and short term deposits, stock lending and trade and other payables approximate their carrying value amounts largely due to the short-term maturities of these instruments.
The following methods and assumptions were used to estimate the Level 2 fair values:
•The fair values of the debt securities takes the price quotations at the reporting date and compares them against internal quantitative models that require the use of multiple market inputs including commodities prices, interest and foreign exchange rates to generate a continuous yield or pricing curves and volatility factors, which are used to value the position.
•The fair value of non-listed investments relates to the Group’s holding of seats and membership of the exchanges and is based upon the latest trading price.
•The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates curves of the underlying commodity. Some derivative contracts are fully cash collateralized, thereby eliminating both counterparty risk and the Group’s own non-performance risk.
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data. Some of the Group’s derivative financial instruments are priced using quantitative models that require the use of multiple market inputs including commodity prices, interest and foreign exchange rates to generate continuous yield or pricing curves and volatility factors in addition to unobservable inputs, which are used to value the position and therefore qualify as Level 3 financial assets.

28

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
18 Financial Instruments continued
(b) Fair value measurement continued
The following table shows an analysis of assets and liabilities recorded at fair value shown in accordance with the fair value hierarchy as at June 30, 2026 and December 31, 2025.

	June 30, 2026				December 31, 2025 (Restated1)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets – FVTPL:
Investments	–	3.2	–	3.2	–	3.0	–	3.0
Equity instruments	13,006.4	0.3	0.2	13,006.9	6,918.0	24.8	0.1	6,942.9
Treasury instruments	11.4	–	–	11.4	8.3	–	–	8.3
Fixed income securities	16.6	76.7	–	93.3	13.4	102.2	–	115.6
Derivative instruments	–	2,881.9	13.5	2,895.4	0.6	2,322.8	4.2	2,327.6
Amounts receivable from clients	60.6	–	–	60.6	169.5	–	–	169.5
Trade debtors	–	43.3	–	43.3	–	56.6	–	56.6
Settlement balances	–	14.2	–	14.2	–	9.2	–	9.2
Loans receivable	–	6.0	5.0	11.0	–	–	–	–
Reverse repurchase agreements	–	2,964.4	–	2,964.4	–	3,117.1	–	3,117.1
Stock borrowing	–	3,140.5	–	3,140.5	–	2,858.2	–	2,858.2
Financial assets – FVTOCI:
Investments	6.4	12.0	10.1	28.5	8.8	8.7	8.0	25.5
Derivative instruments	–	0.3	–	0.3	–	12.7	–	12.7
Financial liabilities – FVTOCI:
Derivative instruments	–	(28.2)	–	(28.2)	–	(1.4)	–	(1.4)
Financial liabilities – FVTPL:
Derivative instruments	–	(3,856.6)	(4.2)	(3,860.8)	(2.8)	(2,249.6)	–	(2,252.4)
Other payables	–	(12.4)	–	(12.4)	–	(25.5)	–	(25.5)
Amounts payable to clients	(134.8)	–	–	(134.8)	(291.4)	–	–	(291.4)
Settlement balances	–	(12.2)	–	(12.2)	–	(66.1)	–	(66.1)
Short securities	(1,783.0)	(108.2)	–	(1,891.2)	(2,127.5)	(88.1)	(0.1)	(2,215.7)
Debt securities	–	(4,890.4)	(17.2)	(4,907.6)	–	(4,190.8)	(36.2)	(4,227.0)
Stock lending	–	(8,731.0)	–	(8,731.0)	–	(4,883.0)	–	(4,883.0)
Repurchase agreements	–	(4,062.9)	–	(4,062.9)	–	(4,148.9)	–	(4,148.9)
	11,183.6	(12,559.1)	7.4	(1,368.1)	4,696.9	(7,138.1)	(24.0)	(2,465.2)
1.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to notes 2 and 21 for further details and impact of the change on the Statement of
Financial Position.
In addition to the financial instruments presented above, the Group also holds inventory which is measured at fair value less costs to sell. Refer to note 10 'Inventory' for further details.

29

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
18 Financial Instruments continued
(b) Fair value measurement continued
The following table summarizes the movements in the Level 3 balances during the period.
Asset and liability transfers between Level 2 and Level 3 are primarily due to either an increase or decrease in observable market activity related to an input or a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant. There were no transfers between any other levels during the period
(December 31, 2025: no transfers).
Reconciliation of Level 3 fair value measurements of financial assets

	June 30, 2026	December 31, 2025
	$m	$m
Balance at January 1	12.3	5.8
Purchases	20.6	7.0
Settlements	–	(0.3)
Total gains or losses in the period recognized in the income statement:
Market Making revenue	–	0.2
Transfers out of Level 3	(4.1)	(0.4)
Balance at June 30 and December 31	28.8	12.3
Reconciliation of Level 3 fair value measurements of financial liabilities

	June 30, 2026	December 31, 2025
	$m	$m
Balance at January 1	36.3	5.8
Purchases	4.6	20.1
Settlements	–	(0.2)
Total gains or losses in the period recognized in the income statement:
Market Making revenue	(19.5)	12.0
Transfers out of Level 3	–	(1.5)
Balance at June 30 and December 31	21.4	36.3
The Group’s management believes, based on the valuation approach used for the calculation of fair values and the related controls, that the Level 3 fair values are appropriate. The impact of reasonably possible alternative assumptions from the unobservable input parameters shows no significant impact on the Group’s profit, comprehensive income or shareholders’ equity. The Group deems the total amount of Level 3 financial assets and liabilities to be immaterial and therefore any sensitivities calculated on these balances are also deemed to be immaterial. The Group defers day
1 gains/losses when the initial fair value of a financial instrument held at fair value through profit and loss relies on unobservable inputs. At June 30, 2026, the Group held a deferred day 1 gains/
losses balance of $1.1m (December 31, 2025: $1.2m).

30

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
19 Financial Risk Management
Liquidity risk
The Group defines liquidity risk as the risk of being unable to meet current and future cash flow and collateral obligations without undue cost or adverse impact on its financial standing. Liquidity risk is assessed and managed through the Group's Liquidity Risk Framework, supported by regional regulatory liquidity and stress testing frameworks applicable to the Group's regulated entities.
The Group's principal liquidity risk exposures arise from its clearing, prime services, hedging and investment solutions, market-making and financing activities. These activities may require the
Group to meet margin, settlement and funding obligations before receiving funds or collateral from clients, and to maintain resources to satisfy exchange, clearing house, prime-broker and other counterparty requirements.
Liquidity demands primarily arise from margin requirements, client financing arrangements, default fund contributions, settlement activity and the funding of client positions. The Group may also provide credit lines or margin facilities to clients, which can increase short-term funding requirements, particularly during periods of market stress. These exposures are mitigated through collateralisation, portfolio netting and client margin arrangements. For clients operating under Title
Transfer Collateral Arrangements ("TTCAs"), excess collateral may provide a source of liquidity to the Group. In contrast, collateral held under segregated arrangements is not available for the
Group's use and therefore does not contribute to available liquidity resources.
The Group is also exposed to refinancing risk through wholesale funding sources, including structured note issuance. Certain products, such as autocallable notes, incorporate early redemption features that create a dynamic maturity profile, while market movements may affect associated hedge margin requirements. Additional liquidity demands may arise from settlement delays, failed trades and timing differences between cash inflows and outflows.
Liquidity risk is managed through daily monitoring of funding, collateral and liquidity positions, supported by stress testing that assesses severe but plausible market, funding and operational scenarios. The Group maintains limits and early warning indicators for key liquidity metrics, including liquid asset headroom above internal requirements and, where applicable, regulatory requirements, which are monitored daily. In the event of liquidity stress, the Group has access to committed revolving credit facilities totalling $490.0m (December 31, 2025: $380.0m), of which
$490.0m is available to the Group as a whole, alongside secured borrowing arrangements and a range of liquidity recovery and contingent funding options as set out in the liquidity framework.
Liquidity risk exposures
The following table sets out the Group's financing facilities, comprising all drawn facilities and undrawn committed revolving credit facilities:

Financing facilities	June 30, 2026	December 31, 2025
	$m	$m
Drawn facilities	432.0	200.0
Undrawn committed revolving credit facilities	490.0	380.0
	922.0	580.0

31

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
19 Financial Risk Management continued
Liquidity risk continued
The following table details the Group’s contractual maturity for non-derivative financial liabilities. Debt securities are presented discounted based on the first call dates. Lease liabilities are undiscounted and contractual.

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
June 30, 2026	$m	$m	$m	$m	$m	$m
Repurchase agreements	–	4,062.9	–	–	–	4,062.9
Short securities	–	1,891.2	–	–	–	1,891.2
Amounts due to exchanges, clearing houses and other counterparties[1]	589.2	–	–	–	–	589.2
Amounts due to Prime Brokers[1]	1,767.3	–	–	–	–	1,767.3
Amounts payable to clients[1]	9,390.8	–	–	–	–	9,390.8
Other creditors[1]	8.0	115.2	3.8	2.1	1.8	130.9
Stock lending	8,075.3	2,043.7	–	–	–	10,119.0
Settlement balances[1]	–	210.4	–	–	–	210.4
Short-term borrowings	432.0	–	–	–	–	432.0
Debt securities	–	2,738.7	1,336.0	2,640.9	138.3	6,853.9
Lease liabilities	–	3.5	11.6	80.8	36.5	132.4
Bank overdrafts	78.5	–	–	–	–	78.5
	20,341.1	11,065.6	1,351.4	2,723.8	176.6	35,658.5

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
December 31, 2025 (Restated1)	$m	$m	$m	$m	$m	$m
Repurchase agreements	–	4,148.9	–	–	–	4,148.9
Short securities	–	2,215.7	–	–	–	2,215.7
Amounts due to exchanges, clearing houses and other counterparties[2]	378.3	–	–	–	–	378.3
Amounts due to Prime Brokers[2]	733.6	–	–	–	–	733.6
Amounts payable to clients[2]	8,951.7	–	–	–	–	8,951.7
Other creditors[2]	6.6	113.2	10.1	–	–	129.9
Stock lending	5,496.7	–	–	–	–	5,496.7
Settlement balances[2]	–	125.3	–	–	–	125.3
Short-term borrowings	200.0	–	–	–	–	200.0
Debt securities	–	2,148.2	1,246.1	2,256.8	70.5	5,721.6
Lease liabilities	–	3.1	10.0	75.0	39.5	127.6
Bank overdrafts	67.2	–	–	–	–	67.2
	15,834.1	8,754.4	1,266.2	2,331.8	110.0	28,296.5
1.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to notes 2 and 21 for further details and impact of the change on the Statement of
Financial Position.
2.Amounts due to exchanges, clearing houses and other counterparties, amounts due to Prime Brokers, amounts payable to clients, settlement balances and other creditors are aggregated on the condensed consolidated statement of financial position in trade and other payables and disaggregated in note 14.

32

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
19 Financial Risk Management continued
Liquidity risk continued
Shown below is the Group’s contractual maturity for non-derivative financial assets:

June 30, 2026	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	–	–	11.9	299.9	600.9	912.7
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	–	2,848.1	1,390.5	–	–	4,238.6
Fixed income securities	79.5	–	2.7	12.8	–	95.0
Equity instruments	13,006.9	–	–	–	–	13,006.9
Stock borrowing	1,016.5	2,124.0	–	–	–	3,140.5
Reverse repurchase agreements	–	2,964.4	–	–	–	2,964.4
Amounts due from exchanges, clearing houses and other counterparties[1]	4,321.1	738.5	–	–	–	5,059.6
Amounts due from Prime Brokers[1]	533.6	–	–	–	–	533.6
Amounts receivable from clients[1]	3,234.1	1.1	2.6	–	–	3,237.8
Settlement balances[1]	–	86.8	–	–	–	86.8
Trade debtors[1]	91.3	222.0	1.4	–	–	314.7
Loans receivable[1]	184.8	0.3	184.1	8.2	–	377.4
Other debtors[1]	58.7	12.9	32.4	1.2	3.0	108.2
Cash and cash equivalents	3,851.0	–	–	–	–	3,851.0
	26,377.5	8,998.1	1,625.6	322.1	603.9	37,927.2
1.Both assets and liabilities are included to understand the Group’s liquidity risk management, as the liquidity is managed on a net asset and liability basis. Amounts due from exchanges, clearing houses and other counterparties, amounts due from Prime Brokers, amounts receivable from clients, trade debtors, default funds and deposits, loans receivable, settlement balances and other debtors are aggregated on the condensed consolidated statement of financial position in trade and other receivables and disaggregated in note 13.

33

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
19 Financial Risk Management continued
Liquidity risk continued

December 31, 2025 (Restated1)	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	–	130.2	–	403.0	8.3	541.5
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	–	3,496.8	–	–	–	3,496.8
Fixed income securities	114.1	–	2.0	–	–	116.1
Equity instruments	6,942.9	–	–	–	–	6,942.9
Stock borrowing	2,858.2	–	–	–	–	2,858.2
Reverse repurchase agreements	–	3,117.1	–	–	–	3,117.1
Amounts due from exchanges, clearing houses and other counterparties[2]	4,311.4	419.4	–	–	–	4,730.8
Amounts due from Prime Brokers[2]	313.9	–	–	–	–	313.9
Amounts receivable from clients[2]	3,085.7	–	–	–	–	3,085.7
Settlement balances[2]	–	37.6	–	–	–	37.6
Trade debtors[2]	92.2	263.8	10.9	0.5	–	367.4
Loans receivable[2]	102.8	13.8	166.6	–	–	283.2
Other debtors[2]	22.1	23.1	1.6	1.2	1.8	49.8
Cash and cash equivalents	2,881.2	–	–	–	–	2,881.2
	20,724.5	7,501.8	181.1	404.7	10.1	28,822.2
1.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to notes 2 and 21 for further details and impact of the change on the Statement of
Financial Position.
2.Both assets and liabilities are included to understand the Group’s liquidity risk management, as the liquidity is managed on a net asset and liability basis. Amounts due from exchanges, clearing houses and other counterparties, amounts due from Prime Brokers, amounts receivable from clients, trade debtors, default funds and deposits, loans receivable, settlement balances and other debtors are aggregated on the condensed consolidated statement of financial position in trade and other receivables and disaggregated in note 13.

34

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
19 Financial Risk Management continued
Liquidity risk continued
The following table details the Group’s contractual maturity for derivative financial assets and derivative financial liabilities as at June 30, 2026:

June 30, 2026	On demand	Less than 3 months	3 to 12 months	1 to 5 years	5 + years	Total
Derivative instruments	$m	$m	$m	$m	$m	$m
Assets	–	1,827.7	477.5	504.0	86.5	2,895.7
Liabilities	–	(2,343.7)	(680.6)	(794.3)	(70.4)	(3,889.0)
	–	(516.0)	(203.1)	(290.3)	16.1	(993.3)
The following table details the Group’s contractual maturity for derivative financial assets and derivative financial liabilities as at December 31, 2025:

December 31, 2025	On demand	Less than 3 months	3 to 12 months	1 to 5 years	5 + years	Total
Derivative instruments	$m	$m	$m	$m	$m	$m
Assets	–	1,340.0	369.7	601.7	28.8	2,340.3
Liabilities	–	(1,129.7)	(550.3)	(532.0)	(41.8)	(2,253.8)
	–	210.3	(180.6)	69.7	(13.0)	86.5

35

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
20 Related Party Transactions
(a) Key management personnel transactions
In March 2026, the Employee Benefit Trust acquired the beneficial interest in 405,851 shares from key management personnel to facilitate tax withholding payments relating to the vesting of shares under the Company's Deferred Benefit Plans.
(b) Transactions with entities having significant influence over the Group
There have been no changes in the nature of the related party transactions from those described in the Group's 2025 Annual Report and Accounts.
21 Impact of changes in Accounting Policy
Application of settlement date accounting
As more fully described under Note 2, the Group made a voluntary change in accounting policy for regular way purchases and sales of non-derivative financial assets from trade date to settlement date accounting. The impact on the Statement of Financial Position is as follows:

	December 31, 2025
	$m
Current Assets	(As reported)	Adjustment	(As restated)
Equity instruments (unpledged)	586.9	(4.1)	582.8
Equity instruments (pledged as collateral)	6,337.2	22.9	6,360.1
Fixed income securities (unpledged)	16.0	17.7	33.7
Trade and other receivables	10,993.2	(2,007.6)	8,985.6
- Settlement balances	2,045.2	(2,007.6)	37.6

	December 31, 2025
	$m
Liabilities	(As reported)	Adjustment	(As restated)
Trade and other payables	12,956.4	(1,971.1)	10,985.3
- Settlement balances	2,096.4	(1,971.1)	125.3
Following the changes made in the presentation of the Group's Statement of Financial Position, the
Group aligned its Statement of Cashflows to reflect this new presentation:

	June 30, 2025
	$m
	(As reported)	Adjustment	(As restated)
Increase in trade and other receivables	(3,227.5)	2,009.4	(1,218.1)
Increase in trade and other payables	3,459.2	(2,081.9)	1,377.3
Increase in equity instruments	(888.5)	52.0	(836.5)
(Increase)/decrease in fixed income securities	(17.7)	20.5	2.8
Net cash from operating activities	927.7	–	927.7
The application of settlement date accounting did not impact the Group's Consolidated Income
Statement or Statement of Changes in Equity.

36

Marex Group plc – Interim Financial Statements 2026

Notes to the Unaudited Condensed Consolidated Financial Statements continued
For the six months ended June 30
22 Events after the Balance Sheet Date
(a) Interim dividend
The Group approved the payment of a dividend of $0.16 per share to be paid on September 9,
2026 to the shareholders on record at the close of business on August 24, 2026.
(b) Marex Group redomiciliation to Bermuda
On July 1, 2026, Marex Group Limited, a Bermuda exempted company limited by shares (“New
Marex”), became the parent holding company of Marex Group plc (“Old Marex”) and its subsidiaries pursuant to a statutory scheme of arrangement under English law (the “Scheme”), thereby completing the Group’s redomiciliation of its parent holding company to Bermuda from England and
Wales.
This followed Old Marex’s receipt of approval from the High Court of Justice of England and Wales of the Scheme on June 26, 2026, shareholders of Old Marex voting in favor of the proposals at two shareholder meetings on May 21, 2026, and Old Marex’s receipt of all necessary regulatory approvals.
Upon effectiveness of the Scheme, each holder of ordinary shares in Old Marex received ordinary shares in New Marex on a one-for-one basis. Ordinary shares of Old Marex were, prior to July 1,
2026, listed on Nasdaq Global Select Market (“Nasdaq”). The last day of trading of Old Marex ordinary shares on Nasdaq was June 30, 2026. New Marex ordinary shares began trading on
Nasdaq as of market open on July 1, 2026 under the symbol “MRX” (the same symbol under which
Old Marex ordinary shares traded) and new CUSIP number G5T40M104.
(c) Acquisition of Bright Point International
On July 9, 2026, the Group announced that it had agreed terms to acquire Bright Point International
("BPI") to further expand its footprint across the Asia Pacific region and provide access to markets in China. BPI is a Singapore-based multi-asset clearing business and provides its clients with access to commodities and financial products, including FX, index futures and options and digital asset derivatives. The acquisition is expected to add scale including approximately $800m in client balances and regional expertise to the Group.
The acquisition is subject to regulatory approval and is expected to complete by late 2026 or early
2027, with the related financial effect dependent on completion of the approval process.
(d) Acquisition of Webb Traders
On August 3, 2026, the Group completed the acquisition of the fully issued share capital of Webb
Traders, a European equity derivatives market maker. This acquisition enhances the Group's established Equity Linked Structured Products platform allowing the Group to internalize hedging, enhance profit margins and provide better pricing for clients. The initial consideration includes
€33.7m plus the tangible net asset value, resulting in an initial consideration payment of €69.9m.
The Group is still determining the total net assets of Webb Traders. Provisional accounting will be applied until the purchase price allocation and the tangible net asset value calculation are finalised, with the premium being recorded as goodwill.
(e) Acquisition of Brainchild Capital Investments
On August 10, 2026, the Group announced that it had agreed terms to acquire Brainchild Capital
Investments (‘BCI’), a Netherlands-based clearing and execution business. BCI operates across energy and environmental markets, including physical delivery and hedging capabilities in power and gas.
The acquisition is subject to regulatory approval and is expected to complete in late 2026 or early
2027, with the related financial effect dependent on completion of the approval process.